

May 3, 2013

<u>Via E-mail</u>
Karla R. Lewis
Executive Vice President and Chief Financial Officer
Reliance Steel & Aluminum Co.
350 South Grand Avenue Suite 5100
Los Angeles, CA 90071

> **Re: Reliance Steel & Aluminum Co.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 001-13122**

Dear Ms. Lewis:

We have reviewed your filing and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Notes to Consolidated Financial Statements</u>

<u>Note 1: Summary of Significant Accounting Policies</u>

<u>Goodwill, page 57</u>

1. We note your disclosure that you have a single reporting unit for the purposes of testing goodwill. In light of the recent various acquisitions and your apparent geographic diversity, please tell us why you do not have multiple reporting units for purposes of testing goodwill. Note that a reporting unit is potentially the business unit that is one level below the operating segment level. Reporting units are those component business units of which discrete financial information exists and segment management regularly reviews their operating results. Refer to ASC 350-20-35-33 to 38.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief